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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	15:18 12-Dec-05
Number	5249V

RNS Number:5249V
Tesco PLC
12 December 2005

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan") ANNOUNCEMENTS

DIRECTORS SHAREHOLDING

1. Tesco PLC has today been notified that on Friday 9th December 2005, the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 323.75p on behalf of the Directors below:

R W Brasher	48
P A Clarke	48
A Higginson	48
T P Leahy	48
T J R Mason	48
D T Potts	48

2. The Trustees transferred 97,146 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 11,321,744 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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